Exhibit 99.1

QUARTERLY REPORT

For the quarterly period ended March 31, 2013

UCI Holdings Limited

New Zealand

(Jurisdiction of incorporation or organization)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

Attention: Ricardo Alvergue

1 (847) 482-4165

Table of Contents

PART I — FINANCIAL INFORMATION	8

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.	8

Overview	8

Components of Comprehensive Income	8

Critical Accounting Policies and Estimates	10

Results of Operations	13

Reconciliation of EBITDA to Adjusted EBITDA	17

Liquidity and Capital Resources	18

Recently Adopted Accounting Guidance	22

Recently Issued Accounting Guidance	22

Disclosure under Section 13(r) of the Exchange Act	22

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	22

ITEM 4. CONTROLS AND PROCEDURES	24

PART II — OTHER INFORMATION	25

ITEM 1. LEGAL PROCEEDINGS	25

ITEM 1A. RISK FACTORS	26

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS	26

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES	26

ITEM 4. MINE SAFETY DISCLOSURE	26

ITEM 5. OTHER INFORMATION	26

ITEM 6. EXHIBITS	26

INDEX TO THE FINANCIAL STATEMENTS	F-1

Certain References

This quarterly report should be read in conjunction with our annual audited consolidated financial statements and related notes, which are included in our 2012 Annual Report on Form 20-F filed with the SEC (as defined herein) on March 20, 2013. In this quarterly report, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Company” refer to Holdings (as defined herein) and its consolidated subsidiaries.

Certain Definitions

In this quarterly report:

“2010 Credit Facility” refers to UCI International’s (as defined herein) term loan facility in an aggregate principal amount of $425.0 million, which was fully funded on September 23, 2010, and a revolving credit facility in an aggregate principal amount of $75.0 million. The 2010 Credit Facility was repaid and terminated as part of the Transactions (as defined herein).

“Acquisition Co.” refers to Uncle Acquisition 2010 Corp, which was the initial issuer of the Senior Notes (as defined herein), and which was merged with and into UCI International, Inc., with UCI International, Inc. as the surviving company in the UCI Acquisition.

“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.

“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Mr. Graeme Hart.

“dollars”, “U.S. dollars” or “$” refers to the lawful currency of the United States.

“Equity Contribution” refers to cash in the amount of $320.0 million contributed to Acquisition Co. in connection with the UCI Acquisition.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“fill rate” refers to the percentage of orders received which we fill in their entirety in the time agreed upon.

“FRAM Group” refers to the automotive consumer products business of Autoparts Holdings.

“GAAP” refers to generally accepted accounting principles in the United States.

“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, Inc.

“Merger Agreement” refers to the Agreement and Plan of Merger dated November 29, 2010, by and among UCI International, Inc., Rank Group, and Acquisition Co., pursuant to which Acquisition Co. merged with and into UCI International, Inc. with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group.

“North America” and “North American” refer to the United States, Mexico and Canada.

“OEM” refers to original equipment manufacturers.

“OES” refers to original equipment service providers (the service organizations connected with new car dealers).

“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Mr. Graeme Hart.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued as part of the Transactions on January 26, 2011.

“Senior PIK Notes” refers to the floating rate Senior PIK Notes due 2013 issued by UCI International, Inc. on December 20, 2006, of which $355.1 million aggregate principal amount was outstanding at both December 31, 2010 and January 26, 2011. In connection with the Transactions, we purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011. Also, on January 26, 2011, we (i) called for redemption all of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (ii) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

“Senior Secured Credit Facilities” refers to the Senior Secured Term Loan Facility (as defined herein) and the Senior Secured Revolving Credit Facility (as defined herein) entered into as part of the Transactions on January 26, 2011.

“Senior Secured Revolving Credit Facility” refers to the $75.0 million senior secured revolving credit facility entered into as part of the Transactions on January 26, 2011.

“Senior Secured Term Loan Facility” refers to the $300.0 million senior secured term loan facility entered into as part of the Transactions on January 26, 2011.

“Transactions” refers to (i) the offering of $400.0 million of the Senior Notes, (ii) the Equity Contribution, (iii) the borrowings under the Senior Secured Credit Facilities, (iv) the repayment of the 2010 Credit Facility, (v) the repurchase, call for redemption and satisfaction and discharge of the Senior PIK Notes, (vi) the UCI Acquisition, (vii) the merger of Acquisition Co. with and into UCI International, Inc., (viii) the transactions related to the foregoing and (ix) the payment of fees and expenses related to the foregoing, all of which occurred on January 26, 2011.

“UCI” refers to United Components, Inc., a wholly-owned direct subsidiary of UCI International, Inc.

“UCI Acquisition” refers to the merger on January 26, 2011 of Acquisition Co., an indirect wholly-owned subsidiary of Holdings and an affiliate of Rank Group, with and into UCI International, Inc. with UCI International, Inc. continuing as the surviving corporation.

“UCI International” refers to UCI International, Inc., together with its subsidiaries.

“United States” and “U.S.” refer to the United States of America.

With respect to our customer, “AutoZone” refers to AutoZone, Inc.

Accounting Principles

Unless otherwise indicated, the financial information in this quarterly report has been prepared on the basis of and in accordance with GAAP.

Forward-Looking Statements

This quarterly report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations;

•

the impact of general economic conditions in the regions in which we do business and adverse credit market conditions, including risks that banks may not have the capacity or willingness to fund factoring arrangements or customers may not allow us to utilize their factoring arrangements;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our financial health;

•	we face competition in our markets;

•	we are subject to increasing pricing pressure from import activity, particularly from Asia;

•

the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby reducing our margins and decreasing our net sales;

•	we could be materially adversely affected by changes or imbalances in currency exchange and other rates;

•	the introduction of new and improved products and services poses a potential threat to the aftermarket for light vehicle parts;

•	the consolidation of our customers can have adverse effects on our business;

•	our lean manufacturing and other cost-saving plans may not be effective;

•	it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive;

•	we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business;

•	increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability;

•	environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us;

•	entering new markets poses commercial risks;

•	if we are unable to meet future capital requirements, our business may be adversely affected;

•	the outcome of legal proceedings;

•	we may not be successful in realizing cost savings or purchasing benefits from our cost sharing and manufacturing arrangements with FRAM Group;

•	our intellectual property may be misappropriated or subject to claims of infringement;

•	our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes;

•	restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility;

•

the risks and uncertainties described under “Part I, Item 3. Key Information—Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects” in our 2012 Annual Report on Form 20-F, filed with the SEC on March 20, 2013; and

•	risks related to other factors discussed in this quarterly report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this quarterly report in the context of these risks and uncertainties.

PART I — FINANCIAL INFORMATION

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements as of March 31, 2013 and for the three months ended March 31, 2013 and 2012, the audited condensed consolidated balance sheet as of December 31, 2012 and related notes are attached to this quarterly report beginning at page F-1 hereof and are incorporated by reference into this Item 1.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to us. Our actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and other matters included elsewhere in this quarterly report. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this quarterly report.

Overview

We are a leading supplier to the light-and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the three months ended March 31, 2013 and the year ended December 31, 2012, 79% and 82% of our net sales, respectively, were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 46,800 unique part numbers that we deliver at an industry leading average fill rate of approximately 97%.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and a growing heavy-duty aftermarket.

The following is a discussion of the key line items included in the financial statements presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

Components of Comprehensive Income

Net Sales

Net sales includes the selling price of our products sold to our customers, less provisions for warranty costs, sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales in arriving at net sales. Recording such provisions as a reduction to sales is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement.

U.S. average gasoline prices at the pump continue to experience a fair amount of volatility during the January 2011 to March 2013 period, which in turn has resulted in a reactionary decrease in miles driven. U.S. average gasoline prices at the pump have increased 9.7% and 12.1% from January 2012 to March 2013 and December 2012 to March 2013, respectively. In addition, during the April and May period of both 2011 and 2012, U.S. average gasoline prices at the pump neared record highs of over $4 a gallon experienced in 2008. Miles driven in the three months ended March 31, 2013, as reported by the U.S. Department of Energy, increased 0.8% as compared to the three months ended March 31, 2012. In the end, the 1.2% increase in U.S. average gasoline prices at the pump from December 2011 to December 2012 resulted in a slight 0.3% increase in miles driven from 2011 to 2012, despite a slow but steady economic recovery.

We believe that we have leading market positions in our primary product lines, based on management estimates, and we have continued to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of more than 46,800 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

It is also important to note that net sales to AutoZone accounted for 29.1% and 32.6% of our total net sales in the three months ended March 31, 2013 and the year ended December 31, 2012, respectively. AutoZone is considered to be a leader in the North American aftermarket and, as with all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a favorable relationship with AutoZone could result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or a change in AutoZone’s business.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials, direct and indirect labor and benefit costs, supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell.

We have experienced increases in certain commodities costs and extended lead times as the result of suppliers having reduced capacity during the economic downturn and a slight recovery being experienced in the general economy. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints with shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the adverse impact of increasing commodities and energy costs, we have been adversely affected in the past by changes in foreign currency exchange rates, primarily relating to the Mexican peso and the Chinese yuan. Historically, our Mexican operations have sourced a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the three months ended March 31, 2013, the U.S. dollar weakened against the Mexican peso by 2.6%, continuing the trend that began in the second half of 2012. During 2012, we approved and announced a restructuring plan affecting our Mexican operations, which will result in a reduction in the amount of U.S. sourced inventory purchased by our Mexican operations, and thereby reduce our currency exposure risk related to these inventory purchases.

In addition, the value of the Chinese yuan increased 0.3% during the three months ended March 31, 2013 and 2.2% during the period of January 1, 2012 through March 31, 2013. As a result, the costs of goods imported from China that are denominated in Chinese yuan increased as the Chinese yuan has strengthened against the U.S. dollar.

Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts, other cost savings initiatives and increases in the selling prices for our products. With respect to pricing, it should be noted that, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected, and even if we are successful in maintaining our gross margin dollars, our gross margin percentages would decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of changes in commodities and energy costs on future operating results.

We implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels and we have continued to implement cost savings initiatives in the first quarter of 2013. Cost savings initiatives have included workforce reductions in both direct and indirect manufacturing headcounts. Also, effective March 15, 2012, certain of our defined benefit retirement plans were amended to freeze the plans for all non-union participants and were replaced with an enhanced benefit under our defined contribution plans. Tight controls over discretionary spending are expected to continue. These cost savings actions help offset the adverse impact of higher material and other costs.

We have begun to realize cost savings and operational efficiencies related to cost sharing and manufacturing arrangements with FRAM Group. See further discussion under “Liquidity and Capital Resources – Cost Sharing and Manufacturing Arrangements with FRAM Group.” During 2012, we conducted a comprehensive review of our business with the assistance of third party consultants and identified a number of additional profit improvement opportunities. We have detailed plans regarding these opportunities that are currently being implemented.

Selling and Warehousing Expenses

Selling and warehousing expenses primarily include sales and marketing, warehousing and distribution costs. Our major cost elements include salaries and wages, pension and fringe benefits, depreciation, advertising and information technology costs.

General and Administrative Expenses

General and administrative expenses primarily include executive, accounting and administrative personnel salaries and fringe benefits, professional fees, pension benefits, insurance, provision for doubtful accounts, rent and information technology costs.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Accounting for Business Combinations

We account for business combinations, where the business is acquired from an unrelated party, under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.

The allocation of purchase price to the fair value of assets acquired and liabilities assumed involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, we consult with external advisors to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., relief from royalty method). Subsequent changes in our assessments may trigger an impairment loss that would be recognized in the statement of comprehensive income (loss).

Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized over the period of expected benefit in relation to the pattern in which the intangible assets are consumed.

The results of operations for businesses acquired are included in our financial statements from the date of the acquisition.

Revenue Recognition

We record sales, including related party sales to FRAM Group, when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. Our related party sales to FRAM Group are entered into on an arm’s-length basis documented by product purchase orders.

Some agreements with our customers provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. These costs are capitalized and amortized over the life of the contract. The amortization is recorded as a reduction to sales.

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with our inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to sales when incurred.

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $45.0 million at March 31, 2013. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $4.5 million.

The table below provides a summary reconciliation of sales to net sales for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 (in millions):

	Three Months Ended March 31,
	2013	2012
Sales	$270.9	$291.4
Provision for warranty costs and sales returns	(12.2)	(11.9)
Provision for customer contractual sales deductions	(10.8)	(17.0)
New business costs and other	(2.1)	(0.9)

Net sales	$245.8	$261.6

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Goodwill and Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If we choose to perform a qualitative assessment and determine that the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value of the business with the recorded net book value (including the goodwill). If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value of the business is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In the second step, the implied fair value of goodwill is calculated as the excess of the fair value of the business over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

We perform our annual goodwill impairment review as of December 31 each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in estimating the cash flows. Based upon the results of the annual impairment review at December 31, 2012, it was determined that the fair value of our business exceeded the carrying value of its net assets. A hypothetical 10% decrease to the fair value of our business would not have triggered an impairment of goodwill.

Trade names with indefinite lives are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the net asset to its fair value.

We also evaluate those trade names with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. As of March 31, 2013, we have concluded that events and circumstances continue to support the indefinite lives of these trade names.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Post-retirement benefit obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of post-retirement benefit expense we recognize in future periods.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles (up to $0.5 million) for which we are responsible, which are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $10.7 million as of March 31, 2013. A hypothetical 10% increase in the insurance reserve would decrease our pre-tax earnings by $1.1 million.

Environmental Expenditures

Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.

The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included as a liability in our March 31, 2013 interim unaudited condensed consolidated balance sheet and December 31, 2012 balance sheet. These estimates are based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.4 million and $1.5 million accrued at March 31, 2013 and December 31, 2012, respectively, by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters and any related litigation, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates.

Results of Operations

Three Months Ended March 31, 2013 compared with the Three Months Ended March 31, 2012

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in millions of dollars.

	Three Months Ended March 31,
	2013	2012
Net sales	$245.8	$261.6
Cost of sales	198.6	194.6

Gross profit	47.2	67.0
Operating expenses
Selling and warehousing	(18.1)	(17.6)
General and administrative	(15.7)	(15.7)
Amortization of acquired intangible assets	(5.6)	(5.5)
Restructuring costs, net	(0.3)	—
Antitrust litigation costs	—	(0.5)

Operating income	7.5	27.7
Other expense
Interest expense, net	(13.5)	(13.9)
Miscellaneous, net	(1.3)	(1.5)

Income (loss) before income taxes	(7.3)	12.3
Income tax benefit (expense)	2.2	(5.4)

Net income (loss)	$(5.1)	$6.9

Comprehensive income (loss)	$(4.6)	$25.0

Net sales. Net sales of $245.8 million for the three months ended March 31, 2013 decreased $15.8 million, or 6.0%, compared to net sales of $261.6 million in the three months ended March 31, 2012. Included in net sales for the three months ended March 31, 2013 and 2012 were related party sales of $19.6 million and $6.0 million, respectively, to FRAM Group under our manufacturing arrangements. Excluding these related party sales, our net sales would have decreased by 11.5%. Our retail channel net sales decreased $33.8 million, or 25.8%, including $18.5 million from the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change fuel delivery system suppliers, $11.1 million in volume due to the soft retail market, $6.5 million due to the year-over-year timing of new product rollout primarily in the fuel delivery systems product line and $1.4 million in lower customer pricing primarily in the fuel delivery systems and vehicle electronics product lines. The decrease was partially offset by $3.7 million in net sales from a new customer in our cooling systems product line beginning in the third quarter of 2012. During the three months ended March 31, 2013, the retail market was negatively impacted by a significantly colder winter in 2013 than in 2012, rising gasoline prices and higher consumer payroll taxes that reduced consumer discretionary spending. In addition, for the three months ended March 31, 2013, our net sales were negatively impacted by $1.8 million in lower co-manufacturing sales. Our heavy duty channel net sales decreased $0.3 million, or 1.3%, due primarily to the timing of replenishment orders partially offset by improved customer pricing. Our OES (car dealerships) channel net sales increased $3.5 million, or 19.8%, due primarily to $2.0 million to build inventory in one of our filtration customer’s distribution channels and $1.5 million in the timing of replenishment orders. Our OEM channel net sales increased $3.0 million, or 11.6%, due to the launch of OEM projects in our cooling system product line. Our traditional channel net sales increased $0.5 million, or 1.0%, due to $5.3 million in higher replenishment orders in our vehicle electronics and cooling system product lines partially offset by $3.4 million in overall market weakness in our fuel delivery systems and filtration product lines and $1.4 million in lower customer pricing.

Net sales for the three months ended March 31, 2013 and 2012 for our four product lines were as follows:

	Three Months Ended March 31,
	2013	%	2012	%
	(in millions, except percentages)
Filtration	$102.5	42%	$94.7	36%
Vehicle electronics	49.7	20%	46.9	18%
Cooling systems	49.0	20%	40.1	15%
Fuel delivery systems	44.6	18%	79.9	31%

	$245.8	100%	$261.6	100%

The increase in our filtration product line net sales was primarily the result of the higher related party sales of $13.6 million to FRAM Group, an increase in OES channel sales and improved customer pricing, which were partially offset by overall market weakness in retail, heavy-duty and traditional channel volumes and lower OEM and co-manufacturing net sales. The increase in our vehicle electronics product line net sales was primarily due to the higher replenishment orders in the traditional channel and higher sales from new product rollouts in the three months ended March 31, 2013 partially offset by overall weakness in retail channel sales and lower customer pricing. The increase in our cooling systems product line net sales primarily reflects the launch of OEM projects, new retail customer sales, favorable traditional channel sales, improved pricing in retail and OEM channels and higher heavy-duty channel volumes, partially offset by overall weakness in the retail channel business. The decrease in our fuel delivery systems product line net sales primarily reflects the impact of the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change its fuel delivery system supplier, timing of new product rollouts, overall weakness in the retail and traditional channels and lower customer pricing.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended March 31,
	2013	2012
Gross profit, as reported	$47.2	$67.0
Adjusted for special items:
Business optimization costs	0.3	0.1
New business changeover and sales commitment costs	—	0.2

Adjusted gross profit	$47.5	$67.3

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Excluding special items, adjusted gross profit for the three months ended March 31, 2013 was $47.5 million, or 19.3% of net sales, compared to adjusted gross profit for the three months ended March 31, 2012 of $67.3 million, or 25.7% of net sales. The adjusted gross margin percentage is based on net sales before the effect of special items discussed above.

The lower adjusted gross profit for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 was due to several factors. During the three months ended March 31, 2013, our gross profit was negatively impacted by (i) $9.8 million due to lower volumes primarily in our retail channel, including the year-over-year impact of the loss of a customer in our fuel delivery systems product line, (ii) $8.9 million due to unfavorable overhead absorption rates and material cost increases, (iii) $7.8 million due to unfavorable product mix in our vehicle electronics, filtration and fuel delivery systems product lines, (iv) $2.0 million due to costs associated with the rollout of OEM projects and (v) $2.0 million due to lower customer pricing. Partially offsetting these factors were $11.0 million in cost reductions from our various cost saving initiatives including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, procurement sourcing and pricing savings and savings from plant operations.

The lower adjusted gross margin percentage for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 was due to: (i) 4.4 percentage points from unfavorable product mix, including mix changes between product lines, (ii) 3.4 percentage points from unfavorable overhead absorption and material costs, (iii) 0.8 percentage points from costs associated with the rollout of OEM projects and (iv) 0.8 percentage points from lower customer pricing. Partially offsetting these factors were 4.2 percentage points from cost reductions from our various cost saving initiatives including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, procurement sourcing and pricing savings and savings from plant operations. In addition, the adjusted gross margin percentage for the three months ended March 31, 2012 was 1.1 percentage points higher due to the release of product warranty reserves related to a former customer that were no longer required.

Selling and warehousing expenses. Selling and warehousing expenses were $18.1 million for the three months ended March 31, 2013, an increase of $0.5 million compared to the three months ended March 31, 2012. Selling and warehousing expenses increased due to higher distribution and warehousing costs, offset in part by a decrease in marketing and advertising costs and lower variable selling and warehousing expenses as a result of the decline in sales. The increase in distribution and warehousing costs was primarily due to $0.8 million of special items associated with delays in the consolidation of certain distribution facilities of our U.S. filtration operations with Autoports Holding. Selling and warehousing expenses were 7.4% of net sales for the three months ended March 31, 2013 compared to 6.7% of net sales for the three months ended March 31, 2012.

General and administrative expenses. General and administrative expenses included special items consisting of costs associated with additional business optimization projects, primarily comprised of professional services, and costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group. The following table presents a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended March 31,
	2013	2012
General and administrative expenses, as reported	$15.7	$15.7
Adjust for special items:
Business optimization costs	(4.7)	(2.2)
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(0.4)	(3.2)

Adjusted general and administrative expenses	$10.6	$10.3

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods, presented elsewhere in this quarterly report.

Adjusted general and administrative expenses for the three months ended March 31, 2013 were $10.6 million compared to $10.3 million for the three months ended March 31, 2012. The $0.3 million increase in adjusted general and administrative expenses was primarily the result of higher employee benefit costs which included medical claims reaching our stop-loss limit, higher compensation costs primarily due to higher staffing levels and the reinstatement of 401(k) contributions. Adjusted general and administrative expenses were 4.3% of net sales for the three months ended March 31, 2013 compared to 3.9% of net sales for the three months ended March 31, 2012.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $5.6 million and $5.5 million for the three months ended March 31, 2013 and 2012, respectively.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended March 31,
	2013	2012
Severance	$0.2	$0.4
Distribution footprint optimization	0.1	—
Gain on sale of land and building	—	(0.4)

	$0.3	$—

During the three months ended March 31, 2013, we recorded severance costs of $0.2 million related to involuntary terminations of employees as part of cost reduction actions and business realignment and $0.1 million for lease termination and asset retirement obligation costs associated with distribution footprint optimization of our filtration business.

During the three months ended March 31, 2012, we recorded severance costs of $0.4 million related to involuntary terminations of employees as part of other cost reduction actions and business realignment and we recognized a gain of $0.4 million on the sale of a previously idled manufacturing facility.

Antitrust litigation costs. UCI and Champion Laboratories, Inc. (“Champion”) were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. See further discussion in “Part II — Other Information — Item 1. Legal Proceedings — Antitrust Litigation.” During the three months ended March 31, 2012, we incurred post-trial costs of $0.5 million. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions).

	Three Months Ended March 31,
	2013	2012
Interest expense
Senior Secured Term Loan Facility	$4.0	$4.1
Senior Notes	8.6	8.6
Other	0.1	0.4
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.3	0.3
Senior Notes	0.3	0.3
Senior Secured Revolving Credit Facility	0.1	0.1
Original issue discounts	0.1	0.1

Total interest expense	13.5	13.9
Interest income	—	—

Interest expense, net	$13.5	$13.9

Miscellaneous, net. Miscellaneous, net primarily consists of costs associated with the sale of receivables. During the three months ended March 31, 2013 and 2012, costs associated with the sale of receivables were $1.3 million and $1.5 million, respectively. The lower expense was due to decreases in discount rates on the sale of receivables, partially offset by a higher amount of receivables sold in the three months ended March 31, 2013 compared to the three months ended March 31, 2012.

Income tax (expense) benefit. We recorded an income tax benefit of $2.2 million, or a 30.1% effective tax rate, during the three months ended March 31, 2013, on a pre-tax loss of $7.3 million. The effective tax rate of 30.1% differs from the U.S. federal statutory rate principally due to an increase for a benefit from permanent manufacturing deductions and reduced by provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary.

We recorded income tax expense of $5.4 million, or a 44.0% effective tax rate, during the three months ended March 31, 2012, on pre-tax income of $12.2 million. The effective tax rate for the three months ended March 31, 2012 differs from the U.S. statutory rate primarily due to U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, flat taxes on one of our Mexican subsidiaries and state income taxes. The Mexican subsidiary records its income tax provision at the greater of a Mexican flat tax or taxes on taxable income at the Mexican statutory rate, which is in compliance with Mexican tax law.

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in the Senior Secured Credit Facilities and the indenture governing the Senior Notes. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented (in millions):

	Three Months Ended March 31,
	2013	2012
Net income (loss)	$(5.1)	$6.9
Income tax expense (benefit)	(2.2)	5.4
Net interest expense	13.5	13.9
Depreciation and amortization expense	12.8	13.0

EBITDA	19.0	39.2
Business optimization costs (a)	5.0	2.3
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group (b)	1.2	3.2
Restructuring costs, net (c)	0.3	—
Cost of defending class action litigation (d)	—	0.5
New business changeover and sales commitment costs (e)	—	0.2

Adjusted EBITDA	$25.5	$45.4

Net sales	$245.8	$261.6
Adjusted EBITDA margin	10.4%	17.4%

(a)	The business optimization costs related to consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(b)	These costs related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. See further discussion at “Liquidity and Capital Resources.”
(c)	We have taken various restructuring actions to align our cost structure with current market conditions. See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further information regarding our restructuring actions.
(d)	UCI and Champion were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. See further discussion at “Part II — Other Information — Item 1. Legal Proceedings — Antitrust Litigation.”
(e)	New business changeover and sales commitment costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio, a maximum senior secured leverage ratio and a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of March 31, 2013, we were in compliance with all covenants.

Liquidity and Capital Resources

Historical Cash Flows

Three Months Ended March 31, 2013

Net Cash Used In Operating Activities

Net cash used in operating activities for the three months ended March 31, 2013 was $0.7 million compared to net cash provided by operating activities of $11.9 million during the three months ended March 31, 2012. Excluding $5.0 million for business optimization costs, we generated $4.3 million of cash from operations during the three months ended March 31, 2013. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $12.2 million for the three months ended March 31, 2013 compared to $22.0 million for the three months ended March 31, 2012. The decrease in profits, before deducting depreciation and amortization and other non-cash items, was primarily due to a net loss in the three months ended March 31, 2013 compared to net income during the three months ended March 31, 2012.

During the three months ended March 31, 2013, we generated cash of $3.5 million from operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. A decrease in accounts receivable and an increase in accounts payable resulted in the generation of cash of $9.6 million and $0.7 million, respectively. The decrease in accounts receivable was primarily due to an increase in factored accounts receivable during the three months ended March 31, 2013 compared to the three months ended December 31, 2012, offset in part by higher net sales during the three months ended March 31, 2013 compared to the three months ended December 31, 2012. The increase in accounts payable was due largely to the increase in inventories. The increase in inventories resulted in a use of cash of $1.8 million. The $1.8 million increase in inventories was primarily due to a build of inventories to meet order requirements early in the second quarter of 2013. An increase in the related party receivables, net, primarily from the related party filtration sales to FRAM Group and the timing of payments, partially offset by the collection of expense recharges resulted in a use of cash of $5.0 million. Changes in all other assets and liabilities netted to a $16.4 million use of cash. This use of cash related primarily to (i) a $8.5 million reduction in accrued interest related primarily to the timing of the semi-annual interest payment on the Senior Notes, (ii) $6.9 million increase in our federal tax receivable due to current period losses, (iii) $3.0 million for timing of bonus and profit sharing payments and (iv) $1.7 million for timing of professional fee payments. These items were partially offset by increases of $1.9 million and $1.5 million in customer rebates and credits and insurance, respectively.

Net Cash Used in Investing Activities

Capital expenditures for the three months ended March 31, 2013 were $7.3 million used primarily for construction of a new building at our Fond du Lac, Wisconsin facility and cost savings initiatives.

Net Cash Used in Financing Activities

During the three months ended March 31, 2013, we made a required excess cash flow prepayment of $1.4 million on the Senior Secured Term Loan Facility. The excess cash flow payment was applied to the scheduled quarterly amortization payments due March 31, 2013 and June 30, 2013.

Three Months Ended March 31, 2012

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2012 was $11.9 million. Excluding $3.2 million and $2.3 million for costs related to implementing our cost sharing and manufacturing arrangements with FRAM Group and business optimization costs, respectively, we generated $17.4 million of cash from operations during the three months ended March 31, 2012. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $22.0 million during the three months ended March 31, 2012.

During the three months ended March 31, 2012, we generated cash of $3.9 million from operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. An increase in accounts payable resulted in a generation of cash of $12.1 million. This increase in accounts payable was due largely to the $3.0 million increase in inventory during the period, efforts to increase our days payable outstanding through negotiating longer payable terms with certain vendors and controls over cash management. Increases in accounts receivable and inventory resulted in uses of cash of $4.7 million and $3.0 million, respectively. The increase in accounts receivable was due in part to higher sales of $261.6 million in the first quarter of 2012 largely offset by the timing of factored accounts receivable. The $3.0 million increase in inventories was due to (i) inventory builds to support higher sales levels and (ii) materials cost increases. An increase in the related party receivables, net, primarily from the related party filtration sales to FRAM Group, offset by the collection of expense recharges resulted in a use of cash of $0.5 million. Changes in all other assets and liabilities netted to a $14.0 million use of cash. This use of cash related primarily to (i) a $8.6 million reduction in accrued interest related primarily to the timing of the semi-annual interest payment on the Senior Notes, (ii) $4.2 million in lower product returns reserves primarily resulting from the release of reserves associated with a former customer, (iii) pension contributions in excess of pension expense of $3.6 million, (iv) $2.1 million for timing of bonus and profit sharing payments and insurance and (v) $1.7 million in prepaid income taxes. These items were partially offset by an increase of $4.6 million in taxes payable, net of decreases in prepaid federal income taxes.

Net Cash Used in Investing Activities

Capital expenditures for the three months ended March 31, 2012 were $10.7 million used primarily for cost savings initiatives and capital investment requirements for long life-cycle OEM contracts.

During the three months ended March 31, 2012, we received $1.4 million in proceeds from the sale of property, plant and equipment primarily from the sale of a previously idled manufacturing facility.

Net Cash Used in Financing Activities

During the three months ended March 31, 2012, we made our required quarterly amortization payment of $0.8 million on the Senior Secured Term Loan Facility.

Debt Capitalization

At March 31, 2013 and December 31, 2012, we had $69.8 million and $78.9 million of cash and cash equivalents, respectively. Non-U.S. cash balances at March 31, 2013 and December 31, 2012 were $9.9 million and $12.4 million, respectively. The following table details our debt outstanding as of March 31, 2013 and December 31, 2012 (in millions):

	March 31,	December 31,
	2013	2012
Senior Secured Term Loan Facility	$292.6	$294.0
Senior Notes	400.0	400.0
Capital lease obligations	0.3	0.3
Economic development loan	0.5	0.5
Unamortized original issue discount	(0.8)	(0.9)

	692.6	693.9

Less:
Current maturities	2.5	3.2

Long-term debt	$690.1	$690.7

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At March 31, 2013, given our debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, is approximately $54.9 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.7 million. The one month unadjusted LIBO Rate at March 31, 2013 was 0.2037%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding on March 31, 2013 (in millions).

Remainder of 2013	$1.7
2014	3.2
2015	3.2
2016	3.1
2017	282.2
Thereafter	400.0

$693.4

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Credit Facility and accounts receivable factoring arrangements.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At March 31, 2013, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

We sold $93.8 million and $84.2 million of receivables during the three months ended March 31, 2013 and 2012, respectively. If receivables had not been factored, $241.8 million and $218.1 million of additional receivables would have been outstanding at March 31, 2013 and December 31, 2012, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand. Our short-term cash projections assume an increase in the level of factored accounts receivable over the $241.8 million level at March 31, 2013 due to a forecasted increase in our gross days’ sales outstanding resulting from extending accounts receivable terms with certain customers.

Short-Term Liquidity Outlook

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund working capital requirements, capital expenditures and other current obligations will depend on our ability to generate cash from operations and from factoring arrangements as discussed above. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Capital expenditures for 2013 are expected to be approximately $41.0 million including equipment and tooling requirements to accelerate the internal manufacturing of high volume parts and costs to complete construction of a building at our Fond du Lac, Wisconsin facility. The remaining forecasted capital expenditures primarily relate to cost reduction projects and ongoing capital replacement.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Graeme Hart, completed the acquisition of FRAM Group. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.

The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive integration analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both UCI International and FRAM Group. However, we may not be able to achieve the total anticipated cost savings or purchasing benefits in connection with the cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and may not be favorably perceived by our customers. We cannot be assured we will be successful in these actions or that the two businesses will perform as anticipated.

As a result of our cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to UCI International filtration manufacturing locations. UCI International and FRAM Group continue to maintain their own customer relationships and continue to supply their existing customers. Where FRAM Group production has been relocated to UCI International filtration manufacturing locations, UCI International manufactures and supplies product to FRAM Group in order to meet its customer orders. Product purchase orders are entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, UCI International expects to produce 45 million units for FRAM Group in 2013.

Joint Services Agreement

On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. On July 29, 2012, the Joint Services Agreement automatically renewed for an additional one year period.

Long-Term Liquidity Outlook

UCI International, Inc. is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International, Inc. is dependent on loans, dividends and other payments from UCI and its subsidiaries to make payments of principal and interest in cash on the Senior Notes and the Senior Secured Credit Facilities. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of cash interest and principal on the Senior Notes and Senior Secured Credit Facilities, and there is no assurance that the cash for those interest and principal payments will be available. In the future, we may also need to refinance all or a portion of the borrowings under the Senior Notes and the Senior Secured Credit Facilities on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than operating leases in the normal course of business.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Disclosure under Section 13(r) of the Exchange Act

We are disclosing the following information pursuant to Section 13(r) of the Exchange Act. SIG Combibloc Group AG (“SIG”) is a subsidiary of Reynolds Group Holdings Limited, the sole indirect owner of which is Graeme Hart, and thereby an affiliate of Holdings for purposes of this disclosure. SIG has provided us with the following information:

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture and 50% of SIG Combibloc Obeikan FZCO, a United Arab Emirates joint venture (collectively “SIG Obeikan”). SIG Obeikan sells carton sleeves to Iran Dairy Industries Co. – Pegah Product Dairy Production (“IDIC”), which sleeves are used for packaging of milk and other dairy products. IDIC is, to SIG’s knowledge, majority-owned buy a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. SIG Obeikan’s gross sales to IDIC for the three months ended March 31, 2013 were approximately €400 thousand, and its net profit from such sales was approximately zero. SIG Obeikan intends to continue this activity.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and the Chinese yuan. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation does not have a significant impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in foreign currencies. In 2012, approximately 8% of our net sales were made by our foreign subsidiaries, and our total non-U.S. net sales represented approximately 15% of our total net sales. The combined net income of the foreign subsidiaries was not material in relation to the net income of Holdings. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

The following table summarizes the potential impact on our net sales for the year ending December 31, 2012 of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2012 Sales	Potential Impact
Euro	$40.4	$4.0
Mexican peso	$29.6	$3.0
British pound	$9.7	$1.0
Chinese yuan	$4.6	$0.5

Sales for the year ended December 31, 2012 are not necessarily indicative of sales expected for the year ended December 31, 2013. In particular, our sales denominated in Mexican peso could be significantly impacted by ongoing restructuring activities.

Except for the Chinese subsidiaries, the balance sheets of foreign subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive income (loss) on our balance sheets. For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our statements of comprehensive income (loss).

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	March 31, 2013
	Net Asset Value	Potential Impact
Euro	$27.0	$2.7
Mexican peso	$16.0	$1.6
British pound	$1.8	$0.2

Currency Transactions

Currency transaction exposure arises where actual sales and purchases are made by a company in a currency other than its own functional currency. In 2013, we expect to source approximately $109 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. Historically, the currency exchange rate from Chinese yuan to U.S. dollars has been fairly stable, in large part due to the economic policies of the Chinese government. However, the value of the yuan increased 2.2% during the period January 1, 2012 through March 31, 2013. From January 1, 2013 to March 31, 2013, the value of the Chinese yuan has increased by 0.3%.

A weakening of the U.S. dollar means that we pay more U.S. dollars to obtain components from China, which equates to higher cost of sales. If the U.S. dollar weakened by 10% against the Chinese yuan, the potential impact would be to increase estimated 2013 cost of goods sold by approximately $10.9 million. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful.

Historically, our Mexican operations sourced a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the year ended December 31, 2012, the U.S. dollar weakened against the Mexican peso by approximately 7%. During 2012, we approved and announced a restructuring plan affecting our Mexican operations, which will result in a reduction in the amount of U.S. sourced inventory purchased by our Mexican operations, thereby reducing our currency exposure risk related to these inventory purchases. During the three months ended March 31, 2013, the U.S. dollar weakened against the Mexican peso by 2.6%.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. As of March 31, 2013, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of our variable rate debt. At our March 31, 2013 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, would be approximately $54.9 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor of 1.5%, the net impact would be a decrease of approximately $0.5 million in our net income and cash flow. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one month unadjusted LIBO Rate at March 31, 2013 was 0.2037%.

We may periodically enter into interest rate agreements to manage interest rate risk on borrowing activities.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth above.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of March 31, 2013.

Changes in Internal Control Over Financial Reporting

There were no changes in internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the period ended March 31, 2013, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Antitrust Litigation

Starting in 2008, UCI and Champion were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints alleged that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints were putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to the present. Others were putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to the present. The complaints sought treble damages, an injunction against future violations, costs and attorney’s fees.

On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. On April 24, 2012, the court granted preliminary approval of the settlement and required $7.8 million to be paid to the trustee. On November 28, 2012, the court entered an order approving the settlement, certifying the settlement class and dismissing the action with prejudice. The period for appeal of this order expired on December 28, 2012, without any notice of appeal having been filed.

During the three months ended March 31, 2012, we incurred post-trial costs of $0.5 million. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Champion has outstanding receivables denominated in Mexican pesos in the amount of $2.2 million from the Mexican Department of Finance and Public Credit currently recorded in the interim unaudited condensed consolidated balance sheet as of March 31, 2013. The receivables relate to refunds of Mexican value-added tax, to which Champion believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected the claims for these refunds, and the Mexican subsidiary commenced litigation in the regional federal administrative and tax courts to order the local tax authorities to process these refunds. In September 2012, the tax court found in favor of the Mexican subsidiary with respect to the largest of the three claims ruling that the Mexican subsidiary is entitled to a refund of approximately $2.2 million (27.0 million Mexican pesos). The Mexican tax authorities did not appeal the ruling and a refund is expected in 2013. There are also claims totaling $0.3 million (3.7 million Mexican pesos) pending final rulings by the tax courts. Champion’s Mexican subsidiary received a letter dated April 9, 2013 giving notification that the tax court had agreed to refund claims totaling $0.3 million (3.7 million Mexican pesos). On April 25, 2013, a refund payment was received totaling $0.7 million (8.2 million Mexican pesos) including interest and inflation of $0.3 million (3.3 million Mexican pesos) and $0.1 million (1.2 million Mexican pesos), respectively. Due to uncertainties surrounding the collectability of the remaining claims no adjustment had been made to the refund receivable as of March 31, 2013.

Product Recall

During the year ended December 31, 2012, the Company recalled certain defective products manufactured by the Company’s Chinese operations and distributed by the Company’s Spanish subsidiary. During the year ended December 31, 2012, the Company recorded estimated costs of $1.2 million. In the three months ended March 31, 2013, the Company recorded no additional provision for this matter. As of March 31, 2013, the Company had paid $0.5 million of costs related to this matter and a remaining accrual of $0.7 million is recorded in the interim unaudited condensed consolidated balance sheets. Due to the uncertainties inherent in this matter, the estimates are subject to change, which could be significant. The Company believes that it has insurance coverage for a significant percentage of the costs related to this matter. As of the date of this report, the Company has confirmed that claims totaling $0.5 million are in the process of being reimbursed under our insurance coverage and are expected to be reimbursed in May 2013. At this point, no insurance recovery has been recorded.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’

compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors previously disclosed under “Part I, Item 3. Key Information—Risk Factors” in our 2012 Annual Report on Form 20-F, as filed with the SEC on March 20, 2013.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

Exhibit No.	Description
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

Rule 13a-14(a) Certification

I, Bruce M. Zorich, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Bruce M. Zorich
Bruce M. Zorich
President and Chief Executive Officer

Date: May 8, 2013

Exhibit 31.2

Rule 13a-14(a) Certification

I, Ricardo F. Alvergue, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Ricardo F. Alvergue
Ricardo F. Alvergue

Chief Financial Officer

Date: May 8, 2013

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended March 31, 2013 as furnished with the Securities and Exchange Commission on the date hereof, I, Bruce M. Zorich, as President and Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Bruce M. Zorich
Bruce M. Zorich
President and Chief Executive Officer
Date: May 8, 2013

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended March 31, 2013 as furnished with the Securities and Exchange Commission on the date hereof, I, Ricardo F. Alvergue, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/	Ricardo F. Alvergue
Ricardo F. Alvergue
Chief Financial Officer

Date: May 8, 2013

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	March 31, 2013	December 31, 2012
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$69,765	$78,917
Accounts receivable, net	217,931	227,542
Related party receivables	24,721	19,872
Inventories	177,112	175,291
Deferred tax assets	28,297	28,877
Other current assets	34,168	27,105

Total current assets	551,994	557,604
Property, plant and equipment, net	160,795	160,174
Goodwill	308,675	309,102
Other intangible assets, net	393,391	399,585
Deferred financing costs, net	16,784	17,483
Other long-term assets	3,742	3,732

Total assets	$1,435,381	$1,447,680

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$133,347	$132,803
Current maturities of long-term debt	2,485	3,177
Related party payables	581	734
Accrued expenses and other current liabilities	106,695	115,453

Total current liabilities	243,108	252,167
Long-term debt, less current maturities	690,064	690,748
Pension and other post-retirement liabilities	119,421	120,093
Deferred tax liabilities	113,820	110,965
Other long-term liabilities	2,367	2,546

Total liabilities	1,168,780	1,176,519
Contingencies - Note 10
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(10,300)	(5,243)
Accumulated other comprehensive loss	(43,137)	(43,634)

Total shareholder’s equity	266,601	271,161

Total liabilities and shareholder’s equity	$1,435,381	$1,447,680

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Net sales	$245,857	$261,631
Cost of sales	198,625	194,634

Gross profit	47,232	66,997
Operating expenses
Selling and warehousing	(18,080)	(17,598)
General and administrative	(15,725)	(15,708)
Amortization of acquired intangible assets	(5,544)	(5,526)
Restructuring costs, net (Note 2)	(320)	4
Antitrust litigation costs (Note 10)	(24)	(530)

Operating income	7,539	27,639
Other expense
Interest expense, net (Note 9)	(13,455)	(13,868)
Miscellaneous, net	(1,331)	(1,524)

Income (loss) before income taxes	(7,247)	12,247
Income tax (expense) benefit	2,190	(5,394)

Net income (loss)	(5,057)	6,853

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(135)	2,731
Pension and OPEB liability, net of tax of ($391) and ($9,953)	632	15,438

Total other comprehensive income	497	18,169

Comprehensive income (loss)	$(4,560)	$25,022

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Cash flows from operating activities:
Net income (loss)	$(5,057)	$6,853
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	12,845	13,098
Amortization of deferred financing costs and debt issuance costs	774	733
Loss (gain) on sale of property, plant and equipment	14	(476)
Deferred income taxes	3,566	2,037
Other non-cash items, net	25	(267)
Changes in operating assets and liabilities:
Accounts receivable	9,557	(4,736)
Inventories	(1,808)	(3,036)
Other current assets	(7,128)	4,217
Accounts payable	757	12,087
Accrued expenses and other current liabilities	(9,375)	(15,251)
Other assets	6	320
Related party receivables, net	(5,002)	(496)
Other long-term liabilities	176	(3,195)

Net cash provided by (used in) operating activities	(650)	11,888

Cash flows from investing activities:
Capital expenditures	(7,284)	(10,728)
Proceeds from sale of property, plant and equipment	21	1,394

Net cash used in investing activities	(7,263)	(9,334)

Cash flows from financing activities:
Debt repayments	(1,452)	(825)

Net cash used in financing activities	(1,452)	(825)
Effect of exchange rate changes on cash	213	255

Net increase (decrease) in cash and cash equivalents	(9,152)	1,984
Cash and cash equivalents at beginning of period	78,917	67,697

Cash and cash equivalents at end of period	$69,765	$69,681

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Changes in Shareholder’s Equity (Deficit) (Unaudited)

(in thousands)

	Common Stock	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance at January 1, 2012	$320,000	$(19,870)	$(34,479)	$265,651
Net income	—	6,853	—	6,853
Other comprehensive income, net of tax	—	—	18,169	18,169

Balance at March 31, 2012	$320,000	$(13,017)	$(16,310)	$290,673

Balance at January 1, 2013	$320,038	$(5,243)	$(43,634)	$271,161
Net loss	—	(5,057)	—	(5,057)
Other comprehensive income, net of tax	—	—	497	497

Balance at March 31, 2013	$320,038	$(10,300)	$(43,137)	$266,601

The accompanying notes are an integral part of these statements.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 1 — GENERAL AND BASIS OF PRESENTATION

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc., together with its subsidiaries, (“UCI International”). All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries, which is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel and cooling systems products and vehicle electronics. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States (“U.S. GAAP”) for complete financial statements.

The financial statements for the three months ended March 31, 2013 and 2012 are unaudited. In the opinion of management, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income taxes, pensions and other post-retirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in Holdings’ 2012 Annual Report on Form 20-F filed with the SEC on March 20, 2013.

Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Recently Adopted Accounting Guidance

On January 1, 2013, Holdings adopted changes issued by the FASB regarding testing indefinite-lived intangible assets for impairment in connection with annual and interim impairment tests. The revised guidance allows an entity testing indefinite-lived intangible assets for impairment the option to first use qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, as a basis for determining whether it is necessary to perform the quantitative impairment test. The adoption of these changes did not have a material impact on the financial condition, results of operations or cash flows of Holdings.

On January 1, 2013, Holdings adopted changes issued by the FASB intended to improve the reporting of reclassifications out of accumulated other comprehensive income of various components. Among other things, an entity is required to present either parenthetically on the face of the financial statements or in the notes, significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification. However, an entity would not need to show the income statement line item affected for certain components that are not required to be reclassified in their entirety to net income, such as amounts amortized into net periodic pension cost. The implementation of the new disclosure requirement did not have a material impact on Holdings’ financial position or results of operations.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Recently Issued Accounting Guidance

In March 2013, the FASB issued clarifying guidance on the accounting for the release of the cumulative translation adjustment when a parent either sells a part or all of its investment in a foreign entity. This guidance is effective prospectively for annual reporting periods beginning on or after January 1, 2014, and the interim periods within those annual periods. Management does not expect the adoption of this guidance to have a material impact on the financial condition or results of operations of Holdings.

NOTE 2 — RESTRUCTURING COSTS, NET

During the three months ended March 31, 2013 and 2012, Holdings incurred costs related to various cost reduction activities which are reported in the statements of comprehensive income (loss) in “Restructuring costs, net.” The components of the restructuring costs, net are as follows (in millions):

	Three Months Ended March 31,
	2013	2012
Severance	$0.2	$0.4
Distribution footprint optimization	0.1	—
Gain on sale of land and building	—	(0.4)

	$0.3	$—

During the three months ended March 31, 2013, Holdings recorded severance of $0.2 million related to involuntary terminations of employees as part of cost reduction actions and business realignment and $0.1 million for lease termination and asset retirement obligation costs associated with distribution footprint optimization of the filtration business.

During the three months ended March 31, 2012, Holdings recorded severance costs of $0.4 million related to involuntary terminations of employees as part of other cost reduction actions and business realignment and recognized a gain of $0.4 million on the sale of a previously idled manufacturing facility.

The following table summarizes the activity in accrued restructuring reserves, including pension obligations and property, plant and equipment, during the three months ended March 31, 2013 and 2012 (in millions):

	Severance Costs	Pension Curtailment and Settlements	Other	Total
Balance at December 31, 2012	$1.3	$0.9	$—	$2.2
Charges	0.2	—	0.1	0.3
Usage	(0.8)	(0.2)	(0.1)	(1.1)

Balance at March 31, 2013	$0.7	$0.7	$—	$1.4

Balance at December 31, 2011	$1.0	$—	$—	$1.0
Charges	0.4	—	(0.4)	—
Usage	(0.5)	—	0.4	(0.1)

Balance at March 31, 2012	$0.9	$—	$—	$0.9

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The severance, pension curtailment and settlements and other restructuring related accruals are included in the interim unaudited condensed consolidated balance sheets in “Accrued expenses and other current liabilities.”

NOTE 3 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $93.8 million and $84.2 million of receivables were sold during the three months ended March 31, 2013 and 2012, respectively.

If receivables had not been factored, $241.8 million and $218.1 million of additional receivables would have been outstanding at March 31, 2013 and December 31, 2012, respectively. Holdings retained no rights or interests in the receivables, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies and accounted for as a loss on sale. These costs were $1.3 million and $1.5 million for the three months ended March 31, 2013 and 2012, respectively, and are recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Miscellaneous, net.”

NOTE 4 — INVENTORIES

The components of inventories were as follows (in millions):

	March 31, 2013	December 31, 2012
Raw materials	$60.8	$58.0
Work in process	29.2	30.0
Finished products	87.1	87.3

	$177.1	$175.3

NOTE 5 — OTHER INTANGIBLE ASSETS

The components of other intangible assets were as follows (in millions):

			March 31, 2013
	Amortizable Life	Weighted Average Remaining Life	Gross	Accumulated Amortization	Effect of Foreign Currency	Net
Acquired intangibles assets
Customer relationships	10 -15 years	11 years	$283.6	$(47.8)	$(0.5)	$235.3
Trademarks	5 years	3 years	0.6	(0.2)	—	0.4
Trademarks	Indefinite	Indefinite	151.0	—	—	151.0
Integrated
Software system	5 years	3 years	11.0	(4.3)	—	6.7

			$446.2	$(52.3)	$(0.5)	$393.4

The aggregate intangible amortization charged to the interim unaudited condensed consolidated statements of comprehensive income (loss) was $6.1 million for both the three months ended March 31, 2013 and 2012.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired Intangible Assets	Integrated Software System
Remainder of 2013	$16.7	$1.6
2014	22.2	2.2
2015	22.2	2.2
2016	22.2	0.7
2017	22.1	—

NOTE 6 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	March 31, 2013	December 31, 2012
Product returns	$45.0	$46.0
Rebates, credits and discounts due to customers	12.2	10.3
Insurance	10.7	9.2
Taxes payable	9.5	8.7
Vacation pay	4.8	4.4
Interest	4.7	13.2
Salaries and wages	3.5	2.6
Bonuses and profit sharing	2.7	5.7
Professional fees	1.5	3.2
Other	12.1	12.2

	$106.7	$115.5

NOTE 7 — PRODUCT RETURNS LIABILITY

The liability for product returns is included in “Accrued expenses and other current liabilities.” This liability includes accruals for estimated parts returned under warranty and for parts returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from ongoing customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns. During the three months ended March 31, 2012, product returns reserves of $3.0 million related to a former customer were reduced, increasing net sales on the interim unaudited condensed consolidated statements of comprehensive income (loss).

Holdings’ management routinely monitors returns data and adjusts estimates based on this data.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Changes in Holdings’ product returns accrual were as follows (in millions):

	Three Months Ended March 31,
	2013	2012
Beginning of period	$46.0	$55.6
Cost of unsalvageable parts	(11.2)	(14.9)
Reduction to sales, net of salvage	10.2	10.7

End of period	$45.0	$51.4

NOTE 8 — PENSION

The following are the components of net periodic pension expense (in millions):

	Three Months Ended March 31,
	2013	2012
Service cost	$0.2	$0.2
Interest cost	2.9	3.2
Expected return on plan assets	(4.0)	(3.9)
Amortization of prior service costs and unrecognized loss	1.0	—

	$0.1	$(0.5)

Effective March 15, 2012, certain defined benefit retirement plans were amended to freeze the plan benefits for all non-union participants and were replaced with an enhanced benefit under the defined contribution plans. The plan amendment resulted in a plan curtailment that reduced pension liabilities by $13.9 million. The $13.9 million ($8.6 million net of income taxes) was recorded as a reduction of the pension liability, net of tax component of net other comprehensive income.

NOTE 9 — DEBT

Debt is summarized as follows (in millions):

	March 31, 2013	December 31, 2012
Senior Secured Term Loan Facility	$292.6	$294.0
Senior Notes	400.0	400.0
Capital lease obligations	0.3	0.3
Economic development loan	0.5	0.5
Unamortized original issue discount	(0.8)	(0.9)

	692.6	693.9
Less:
Current maturities	2.5	3.2

Long-term debt	$690.1	$690.7

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor, and UCI International, Inc. as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprising a $300.0 million senior secured term loan facility (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility (the “Senior Secured Revolving Credit Facility”). Costs of $9.5 million related to the issuance of the Senior Secured Credit Facilities were recorded as “Deferred Financing Costs” and are being amortized over the life of the Senior Secured Credit Facilities. At both March 31, 2013 and December 31, 2012, letters of credit issued under the Senior Secured Revolving Credit Facility totaled $8.0 million, which reduced the availability under the Senior Secured Revolving Credit Facility to $67.0 million. At March 31, 2013 and December 31, 2012, there were no borrowings outstanding under the Senior Secured Revolving Credit Facility.

The Senior Secured Credit Facilities contain customary covenants that restrict Holdings and its subsidiaries from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Senior Secured Credit Facilities. Holdings and its subsidiaries also must comply with a minimum interest coverage ratio covenant and a maximum senior secured leverage ratio covenant. Holdings and its subsidiaries also have annual limitations on capital expenditures. In addition, there is an excess cash flow prepayment provision. Holdings is required to make mandatory prepayments equal to 50% of Excess Cash Flow (as defined in the Senior Secured Credit Facilities) if the senior secured leverage ratio is greater than 2.0 to 1.0, or 25% of Excess Cash Flow if the senior secured leverage ratio is less than or equal to 2.0 to 1.0. Holdings made a required $1.4 million prepayment in March 2013 based upon the excess cash flow calculation for the year ended December 31, 2012. This repayment has been applied to the scheduled quarterly amortization payments due March 31, 2013 and June 30, 2013. At March 31, 2013, Holdings and its subsidiaries were in compliance with all applicable covenants.

Senior Notes

On January 26, 2011, $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”), and guarantees thereof were issued. The Senior Notes bear interest at a rate of 8.625% per annum, and interest is payable semi-annually on February 15 and August 15. Costs of $13.0 million related to the issuance of the Senior Notes were recorded as “Deferred Financing Costs” and are being amortized over the life of the Senior Notes.

The indenture governing the Senior Notes contains covenants that restrict the ability of Holdings and its subsidiaries to, among other things, incur additional debt or issue disqualified and preferred stock, make certain payments including payment of dividends or redemption of stock, make certain investments, incur certain liens, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of March 31, 2013, Holdings and its subsidiaries were in compliance with all applicable covenants.

Short-term Borrowings

UCI International, Inc.’s Spanish subsidiary currently has secured local credit facilities. The Spanish local credit facilities consist of euro-denominated revolving credit facilities with borrowing limits totaling €2.3 million ($3.0 million at March 31, 2013). The Spanish local credit facilities are secured by certain accounts receivable related to the amounts financed. At March 31, 2013 and December 31, 2012, there were no borrowings outstanding under the Spanish local credit facilities.

Economic Development Loan

On September 17, 2012, Wells Manufacturing, LP, a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of the vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1, commencing October 1, 2013. The economic development loan contains a provision that in the event the vehicle electronics business meets and maintains certain employee headcount and wage requirements, measured on an annual basis, all or a portion of the principal and interest due will be forgiven.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Future repayments

Below is a schedule of required future repayments of all debt outstanding on March 31, 2013 (in millions).

Remainder of 2013	$1.7
2014	3.2
2015	3.2
2016	3.1
2017	282.2
Thereafter	400.0

$693.4

Interest expense, net

The following table provides the detail of net interest expense for the respective periods (in millions). During the three months ended March 31, 2013, $0.3 million of interest was capitalized. No interest was capitalized during the three months ended March 31, 2012.

	Three Months Ended March 31,
	2013	2012
Interest expense
Senior Secured Term Loan Facility	$4.0	$4.1
Senior Notes	8.6	8.6
Other	0.1	0.4
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.3	0.3
Senior Notes	0.3	0.3
Senior Secured Revolving Credit Facility	0.1	0.1
Original issue discounts	0.1	0.1

Total interest expense	13.5	13.9
Interest income	—	—

Interest expense, net	$13.5	$13.9

NOTE 10—CONTINGENCIES

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the interim unaudited condensed consolidated balance sheets in “Accrued expenses and other current liabilities.”

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at five sites. One of these sites is a former facility in Edison, New

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Jersey (the “New Jersey Site”), where a state agency has ordered UCI International to continue with the monitoring and investigation of chlorinated solvent contamination. UCI International is analyzing what further investigation and remediation, if any, may be required at the New Jersey Site. UCI International is also responsible for a portion of chlorinated solvent contamination at a previously owned site in Solano County, California (the “California Site”), where UCI International, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $1.2 million accrued at March 31, 2013 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the results for a single quarter.

In addition to the two matters discussed above, UCI International or its predecessors have been named as a potentially responsible party at a third-party waste disposal site in Calvert City, Kentucky (the “Kentucky Site”). UCI International estimates settlement costs at $0.1 million for this site. UCI International also retains responsibility for remediation activities at a former manufacturing site (the “Former Manufacturing Site”) for which remediation settlement costs are estimated to be $0.1 million. To date, the expenditures related to the Kentucky Site and the Former Manufacturing Sites have been immaterial. In addition, UCI International is party to a remedy plan for an EPA Superfund site in Mayville, Wisconsin (the “Wisconsin Site”) related to hazardous and other waste disposal. Based on the settlement agreement, UCI International estimates its settlement cost to be less than $0.1 million. UCI International anticipates that the majority of the $0.2 million reserved for settlement and remediation costs will be spent in the next year.

Antitrust Litigation

Starting in 2008, UCI and its wholly-owned subsidiary, Champion Laboratories, Inc., (“Champion”), were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints alleged that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints were putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to the present. Others were putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to the present. The complaints sought treble damages, an injunction against future violations, costs and attorney’s fees.

On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. On April 24, 2012, the court granted preliminary approval of the settlement and required $7.8 million to be paid to the trustee. On November 28, 2012, the court entered an order approving the settlement, certifying the settlement class and dismissing the action with prejudice. The period for appeal of this order expired on December 28, 2012, without any notice of appeal having been filed.

During the three months ended March 31, 2012, Holdings incurred post-trial costs of $0.5 million. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Champion has outstanding receivables denominated in Mexican pesos in the amount of $2.2 million from the Mexican Department of Finance and Public Credit currently recorded in the interim unaudited condensed consolidated balance sheet as of March 31, 2013. The receivables relate to refunds of Mexican value-added tax, to which Champion believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected the claims for these refunds, and the Mexican subsidiary commenced litigation in the regional federal administrative and tax courts to order the local tax authorities to process these refunds. In September 2012, the tax court found in favor of the Mexican subsidiary with respect to the largest of the three claims ruling that the Mexican subsidiary is entitled to a refund of approximately $2.2 million (27.0 million Mexican pesos). The Mexican tax authorities did not appeal the ruling and a refund is expected in 2013. There are also claims totaling $0.3 million (3.7 million Mexican pesos) pending final rulings by the tax courts. Champion’s Mexican subsidiary received a letter dated April 9, 2013 giving notification that the tax court had agreed to refund claims totaling $0.3 million (3.7 million Mexican pesos). On April 25, 2013, a refund payment was received totaling $0.7 million (8.2 million Mexican pesos) including interest and inflation of $0.3 million (3.3 million Mexican pesos) and $0.1 million (1.2 million Mexican pesos), respectively. Due to uncertainties surrounding the collectability of the remaining claims no adjustment had been made to the refund receivable as of March 31, 2013.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Product Recall

During the year ended December 31, 2012, Holdings recalled certain defective products manufactured by Holdings’ Chinese operations and distributed by Holdings’ Spanish subsidiary. During the year ended December 31, 2012, Holdings recorded estimated costs of $1.2 million. In the three months ended March 31, 2013, Holdings recorded no additional provision for this matter. As of March 31, 2013, Holdings had paid $0.5 million of costs related to this matter and a remaining accrual of $0.7 million is recorded in the interim unaudited condensed consolidated balance sheets. Due to the uncertainties inherent in this matter, the estimates are subject to change, which could be significant. Holdings believes that it has insurance coverage for a significant percentage of the costs related to this matter. As of the date of this report, Holdings has confirmed that claims totaling $0.5 million are in the process of being reimbursed under our insurance coverage and are expected to be reimbursed in May 2013. At this point, no insurance recovery has been recorded.

Other Litigation

Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdings’ management believes that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on Holdings’ financial condition, results of operations or cash flows.

NOTE 11 — RELATED PARTY TRANSACTIONS

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, Inc. and the guarantors of the Senior Notes and the Senior Secured Credit Facilities.

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart.

In addition to the related party transactions discussed below, from time to time, Holdings enters into other transactions with affiliates which are not material to Holdings or its affiliates.

During the three months ended March 31, 2013 and 2012, Holdings undertook a number of transactions with the following related party entities under the common ultimate control of Mr. Graeme Hart:

•	Rank Group Limited (“Rank Group”);

•	Autoparts Holdings Limited (“Autoparts Holdings”) the parent of FRAM Group; and

•	Reynolds Group Holdings Limited.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

	Transaction values		Balance outstanding as of
In millions	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	March 31, 2013	December 31, 2012
Related Party Receivables
Autoparts Holdings
Recharges of services (a)	$4.1	$2.5	$4.3	$2.7
Joint services agreement (b)	1.5	1.3	1.5	0.6
Sale of goods (c)	19.6	6.0	19.5	17.3
Purchase of goods (c)	(0.4)	(0.1)	(0.6)	(0.7)

Related Party Payables
Rank Group
Recharges for professional services (d)	—	0.1	—	—
Reynolds Group Holdings Limited
Recharges of services (e)	0.2	—	0.3	—
Autoparts Holdings
Purchase of goods (c)	0.6	0.2	0.3	0.7

(a)	During the three months ended March 31, 2013 and 2012, Holdings incurred total costs of $8.9 million and $5.7 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group and business optimization costs mainly professional fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors. The recharge of services is based on the level of services provided or specific costs. The amounts of the recharges of services in the table are for FRAM Group’s share of these costs. The amounts are to be repaid in the normal course of business.
(b)	On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement (“JSA”) with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement had an initial term of one year that was automatically renewed on July 29, 2012 for an additional one year period. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. The costs billed out under the JSA are based upon the level of services provided. These amounts are to be repaid in the normal course of business.
(c)	As a result of Holdings’ cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to UCI International filtration manufacturing locations. UCI International and FRAM Group continue to maintain their own customer relationships and continue to supply their existing customers. Where FRAM Group production has been relocated to UCI International filtration manufacturing locations, UCI International manufactures and supplies products to FRAM Group in order to meet its customers’ orders. Product purchase orders are entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of products between the two related businesses. The related party sale of goods in the table above are included in net sales on the consolidated statement of comprehensive income (loss) and include a transfer-price markup of approximately 10%.

During the three months ended March 31, 2013 and 2012, Champion purchased from FRAM Group certain materials and component parts used in the manufacturing of products by Champion for FRAM Group.

As of March 31, 2013, Holdings had a net payable to FRAM Group related to ongoing operations with FRAM Group for activity during the three months ended March 31, 2013. These amounts are to be repaid in the normal course of business.

(d)	During the three months ended March 31, 2012, Rank Group incurred on behalf of Holdings third party professional fees and expenses, which were then charged to Holdings. These amounts are to be repaid in the normal course of business.
(e)	During the three months ended March 31, 2013 and 2012, a subsidiary of Reynolds Group Holdings Limited billed UCI International, Inc. for rent and facility services costs. These amounts are to be repaid in the normal course of business.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 12 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Three Months Ended March 31,
	2013	2012
United States	$207.7	$222.6
Canada	7.7	7.6
Mexico	5.6	6.4
United Kingdom	4.2	4.2
France	4.0	3.6
Germany	2.4	2.1
China	1.8	1.5
Spain	1.8	1.3
Other	10.6	12.3

	$245.8	$261.6

Net long-lived assets by country were as follows (in millions):

	March 31, 2013	December 31, 2012
United States	$807.4	$812.7
China	45.0	45.1
Spain	19.6	20.5
Mexico	10.7	10.8
Other	0.7	1.0

	$883.4	$890.1

NOTE 13 — FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) Holdings’ assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1 —	Quoted market prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 —	Unobservable inputs developed using Holdings’ estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Assets measured at fair value on a non-recurring basis

During the three months ended March 31, 2013 and 2012, no assets were adjusted to their fair values on a non-recurring basis.

Fair value of financial instruments

Cash and cash equivalents - The carrying amount of cash equivalents approximates fair value because the original maturity was less than 90 days.

Trade accounts receivable - The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable - The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Long-term debt—The fair value of the Senior Notes was $414.5 million and $399.0 million at March 31, 2013 and December 31, 2012, respectively. The estimated fair value of these notes was based on recent trades, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the Senior Secured Term Loan Facility was $294.0 million and $296.2 million at March 31, 2013 and December 31, 2012, respectively. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

Due to recently entering into the economic development loan in September 2012, the fair value of the loan was $0.5 million at both March 31, 2013 and December 31, 2012.

NOTE 14 — OTHER INFORMATION

Cash payments

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Three Months Ended March 31,
	2013	2012
Interest	$21.5	$21.8
Income taxes (net of refunds)	$0.5	$2.3

Foreign cash

Holdings has its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including foreign cash balances at March 31, 2013 and 2012, were uninsured. Non-U.S. cash balances at March 31, 2013 and December 31, 2012 were $9.9 million and $12.4 million, respectively.

Income tax matters

Holdings recorded an income tax benefit of $2.2 million, or a 30.1% effective tax rate, during the three months ended March 31, 2013, on a pre-tax loss of $7.3 million. The effective tax rate of 30.1% differs from the U.S. federal statutory rate principally due to an increase for a benefit from permanent manufacturing deductions and reduced by provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Holdings recorded income tax expense of $5.4 million, or a 44.0% effective tax rate, during the three months ended March 31, 2012, on pre-tax income of $12.2 million. The effective tax rate for the three months ended March 31, 2012 differs from the U.S. statutory rate primarily due to U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, flat taxes on one of Holdings Mexican subsidiaries and state income taxes. The Mexican subsidiary records its income tax provision at the greater of a Mexican flat tax or taxes on taxable income at the Mexican statutory rate, which is in compliance with Mexican tax law.

Concentrations of risk

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. Sales to a single customer, AutoZone, accounted for 29.1% and 33.0% of total net sales in the three months ended March 31, 2013 and 2012, respectively. No other customer accounted for more than 10% of total net sales for the three months ended March 31, 2013 and 2012. At March 31, 2013 and December 31, 2012, the receivable balances from AutoZone were $116.6 million and $140.8 million, respectively.

Capital stock

At both March 31, 2013 and December 31, 2012, there were 1,002 ordinary shares of Holdings authorized, issued and outstanding.

NOTE 15 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, Inc.’s obligations under the Senior Notes described in Note 9.

The condensed financial information that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International, Inc. and a guarantor of the Senior Notes, (b) UCI International, Inc., which is the issuer of the Senior Notes, (c) certain of the domestic subsidiaries, which guarantee the Senior Notes (the “Guarantor Subsidiaries”), (d) the foreign subsidiaries and certain domestic subsidiaries which do not guarantee the Senior Notes (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

March 31, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$69,765	$—	$1	$37,548	$22,299	$9,917
Intercompany receivables - current	—	(208,538)	—	170,592	21,213	16,733
Accounts receivable, net	217,931	—	—	—	198,036	19,895
Related party receivables	24,721	—	—	—	24,721	—
Inventories	177,112	—	—	—	147,341	29,771
Deferred tax assets	28,297	—	—	1,447	25,673	1,177
Other current assets	34,168	—	—	504	25,446	8,218

Total current assets	551,994	(208,538)	1	210,091	464,729	85,711
Property, plant and equipment, net	160,795	—	—	—	119,642	41,153
Investment in subsidiaries	—	(1,087,470)	266,616	726,065	94,789	—
Goodwill	308,675	—	—	—	278,825	29,850
Other intangible assets, net	393,391	—	—	—	385,912	7,479
Intercompany receivables - non-current	—	(8,591)	—	—	8,591	—
Deferred financing costs, net	16,784	—	—	16,784	—	—
Other long-term assets	3,742	—	—	—	3,123	619

Total assets	$1,435,381	$(1,304,599)	$266,617	$952,940	$1,355,611	$164,812

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$133,347	$—	$—	$—	$109,828	$23,519
Current maturities of long-term debt	2,485	—	—	2,314	166	5
Related party payables	581	—	15	—	202	364
Intercompany payables - current	—	(208,538)	—	—	188,408	20,130
Accrued expenses and other current liabilities	106,695	—	1	5,605	90,839	10,250

Total current liabilities	243,108	(208,538)	16	7,919	389,443	54,268
Long-term debt, less current maturities	690,064	—	—	689,404	626	34
Pension and other post-retirement liabilities	119,421	—	—	—	118,829	592
Deferred tax liabilities	113,820	—	—	(10,999)	119,293	5,526
Intercompany payables - non-current	—	(8,591)	—	—	—	8,591
Other long-term liabilities	2,367	—	—	—	1,355	1,012
Total shareholder’s equity (deficit)	266,601	(1,087,470)	266,601	266,616	726,065	94,789

Total liabilities and shareholder’s equity (deficit)	$1,435,381	$(1,304,599)	$266,617	$952,940	$1,355,611	$164,812

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2012

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$78,917	$—	$1	$61,565	$4,921	$12,430
Intercompany receivables - current	—	(209,524)	—	165,519	22,536	21,469
Accounts receivable, net	227,542	—	—	—	210,462	17,080
Related party receivables	19,872	—	—	—	19,872	—
Inventories	175,291	—	—	—	150,045	25,246
Deferred tax assets	28,877	—	—	1,588	26,228	1,061
Other current assets	27,105	—	—	522	18,175	8,408

Total current assets	557,604	(209,524)	1	229,194	452,239	85,694
Property, plant and equipment, net	160,174	—	—	—	118,551	41,623
Investment in subsidiaries	—	(1,088,248)	271,176	722,420	94,652	—
Goodwill	309,102	—	—	—	278,570	30,532
Other intangible assets, net	399,585	—	—	—	391,771	7,814
Intercompany receivables - non-current	—	(8,577)	—	—	8,577	—
Deferred financing costs, net	17,483	—	—	17,483	—	—
Other long-term assets	3,732	—	—	—	3,145	587

Total assets	$1,447,680	$(1,306,349)	$271,177	$969,097	$1,347,505	$166,250

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$132,803	$—	$—	$—	$108,067	$24,736
Current maturities of long-term debt	3,177	—	—	3,000	177	—
Related party payables	734	—	16	—	27	691
Intercompany payables - current	—	(209,525)	—	—	188,358	21,167
Accrued expenses and other current liabilities	115,453	1	—	15,389	90,742	9,321

Total current liabilities	252,167	(209,524)	16	18,389	387,371	55,915
Long-term debt, less current maturities	690,748	—	—	690,079	669	—
Pension and other post-retirement liabilities	120,093	—	—	—	119,501	592
Deferred tax liabilities	110,965	—	—	(10,547)	116,012	5,500
Intercompany payables - non-current	—	(8,577)	—	—	—	8,577
Other long-term liabilities	2,546	—	—	—	1,532	1,014
Total shareholder’s equity (deficit)	271,161	(1,088,248)	271,161	271,176	722,420	94,652

Total liabilities and shareholder’s equity (deficit)	$1,447,680	$(1,306,349)	$271,177	$969,097	$1,347,505	$166,250

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Three Months Ended March 31, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net sales	$245,857	$(27,988)	$—	$—	$232,453	$41,392
Cost of sales	198,625	(27,988)	—	—	189,415	37,198

Gross profit	47,232	—	—	—	43,038	4,194
Operating expenses
Selling and warehousing	(18,080)	—	—	—	(16,509)	(1,571)
General and administrative	(15,725)	—	—	(5,002)	(9,335)	(1,388)
Amortization of acquired intangible assets	(5,544)	—	—	—	(5,310)	(234)
Restructuring costs, net	(320)	—	—	—	(44)	(276)
Antitrust litigation costs	(24)	—	—	—	(24)	—

Operating income (loss)	7,539	—	—	(5,002)	11,816	725
Other expense
Interest expense, net	(13,455)	—	—	(13,482)	(4)	31
Intercompany interest	—	—	—	5,568	(5,489)	(79)
Miscellaneous, net	(1,331)	—	1	—	(1,328)	(4)

Income (loss) before income taxes	(7,247)	—	1	(12,916)	4,995	673
Income tax (expense) benefit	2,190	—	—	4,711	(1,995)	(526)

Net income (loss) before equity in earnings of subsidiaries	(5,057)	—	1	(8,205)	3,000	147
Equity in earnings of subsidiaries	—	1,764	(5,058)	3,147	147	—

Net income (loss)	$(5,057)	$1,764	$(5,057)	$(5,058)	$3,147	$147

Comprehensive income (loss)	$(4,560)	$(3,955)	$300	$(4,561)	$3,644	$12

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Three Months Ended March 31, 2012

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net sales	$261,631	$(29,753)	$—	$—	$249,734	$41,650
Cost of sales	194,634	(29,753)	—	—	187,979	36,408

Gross profit	66,997	—	—	—	61,755	5,242
Operating expenses
Selling and warehousing	(17,598)	—	—	—	(15,775)	(1,823)
General and administrative	(15,708)	—	(8)	(3,171)	(11,478)	(1,051)
Amortization of acquired intangible assets	(5,526)	—	—	—	(5,295)	(231)
Restructuring costs, net	4	—	—	—	(406)	410
Antitrust litigation costs	(530)	—	—	—	(530)	—

Operating income (loss)	27,639	—	(8)	(3,171)	28,271	2,547
Other expense
Interest expense, net	(13,868)	—	—	(13,838)	(16)	(14)
Intercompany interest	—	—	—	5,568	(5,479)	(89)
Miscellaneous, net	(1,524)	—	—	—	(1,524)	—

Income (loss) before income taxes	12,247	—	(8)	(11,441)	21,252	2,444
Income tax (expense) benefit	(5,394)	—	—	4,010	(8,347)	(1,057)

Net income (loss) before equity in earnings of subsidiaries	6,853	—	(8)	(7,431)	12,905	1,387
Equity in earnings of subsidiaries	—	(22,540)	6,861	14,292	1,387	—

Net income (loss)	$6,853	$(22,540)	$6,853	$6,861	$14,292	$1,387

Comprehensive income (loss)	$25,022	$(81,211)	$44,624	$25,030	$32,461	$4,118

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Three Months Ended March 31, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash provided by (used in) operating activities	$(650)	$—	$—	$(22,581)	$23,884	$(1,953)

Cash flows from investing activities:
Capital expenditures	(7,284)	—	—	—	(6,504)	(780)
Proceeds from sale of property, plant and equipment	21	—	—	—	—	21

Net cash used in investing activities	(7,263)	—	—	—	(6,504)	(759)
Cash flows from financing activities:
Debt repayments	(1,452)	—	—	(1,436)	(16)	—
Change in intercompany indebtedness	—	—	—	—	14	(14)

Net cash provided by (used in) financing activities	(1,452)	—	—	(1,436)	(2)	(14)
Effect of exchange rate changes on cash	213	—	—	—	—	213

Net increase (decrease) in cash and cash equivalents	(9,152)	—	—	(24,017)	17,378	(2,513)
Cash and cash equivalents at beginning of period	78,917	—	1	61,565	4,921	12,430

Cash and cash equivalents at end of period	$69,765	$—	$1	$37,548	$22,299	$9,917

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flow

Three Months Ended March 31, 2012

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash provided by (used in) operating activities	$11,888	$—	$—	$(16,861)	$25,137	$3,612

Cash flows from investing activities:
Capital expenditures	(10,728)	—	—	—	(9,445)	(1,283)
Proceeds from sale of property, plant and equipment	1,394	—	—	—	2	1,392

Net cash provided by (used in) investing activities	(9,334)	—	—	—	(9,443)	109
Cash flows from financing activities:
Debt repayments	(825)	—	—	(750)	(75)	—
Change in intercompany indebtedness	—	—	—	51,211	(48,353)	(2,858)

Net cash provided by (used in) financing activities	(825)	—	—	50,461	(48,428)	(2,858)
Effect of exchange rate changes on cash	255	—	—	—	—	255

Net increase (decrease) in cash and cash equivalents	1,984	—	—	33,600	(32,734)	1,118
Cash and cash equivalents at beginning of period	67,697	—	—	16	55,575	12,106

Cash and cash equivalents at end of period	$69,681	$—	$—	$33,616	$22,841	$13,224